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                                                                    EXHIBIT 18.1




August 3, 2001



Board of Directors
Buckeye Technologies Inc.
1001 Tillman Street
Memphis, Tennessee 38108


Dear Sirs:

Note 2 of Notes to the Consolidated Financial Statements of Buckeye Technologies Inc. included in its annual report on Form 10-K for the year ended June 30, 2001 describes a change as of July 1, 2000 in the method of accounting for the depreciation of its production machinery and equipment at its cotton cellulose and airlaid nonwovens plants from the straight-line method to the units-of-production method which is based on hours of production, subject to a minimum level of depreciation. You have advised us that you believe that the change is to a preferable method in your circumstances because the units-of-production method recognizes that depreciation of this machinery and equipment is substantially related to physical wear due to usage. This method, therefore, more accurately matches costs and revenues over the lives of the production machinery and equipment at the cotton cellulose and airlaid nonwovens plants.

There are no authoritative criteria for determining a 'preferable' depreciation method based on the particular circumstances; however, we conclude that the change in the method of accounting for the depreciation of the production machinery and equipment at the cotton cellulose and airlaid nonwovens plants is to an acceptable alternative method which, based on your business judgment to make this change for the reason cited above, is preferable in your circumstances.



                                    Very truly yours,



                                    /s/ Ernst & Young LLP
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                                    Ernst & Young LLP